

CAS Corporate Governance Services


09046017

April 29, 2009

Via Courier

The United States Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

SUPPL

Dear Sirs/Mesdames:

Century Energy Ltd. Your File: 82-34757

In connection with the Commission's granting to Century Energy Ltd. (the "Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by the Company in Canada for the period between February 1, 2009 through April 29, 2009 (inclusive).

Should you have any questions or comments, please do not hesitate to contact the writer.

Respectfully yours,

CAS Corporate Governance Services Inc.

Natasha Varga
Administrator, Corporate Governance

Encl.

cc: Century Energy Ltd. by email w/o enclosures
Attention: Jimmy McCarroll, President

SEC Mail Processing
Section

APR 30 2009

Washington, DC
110

751, 815 – 8th Avenue SW, Calgary, Alberta T2P 3P2
Telephone: (403) 543-2192 Telefax: (403) 543-2191 E-Mail: natasha@corpadmin.ca

CENTURY ENERGY LTD
4605 Post Oak Place Dr., Suite 250
Houston, Texas 77027 U.S.A.
Ph. (713) 658-0161 * Fax (713) 222-7158

February 9, 2009

For Immediate Release
TSX Venture: CEY

CENTURY ISSUES SHARES FOR DEBT

Century Energy Ltd. ("Century" or the "Company"), is pleased to announce that further to its news release dated December 12, 2008, it has will issue shares priced at $0.09 to settle debts owing to Mr. Jimmy McCarroll ($4,189), and Mr. Charles Wheeler ($4,062) in repayment of expenses incurred by them on behalf of the Company. While the December 12, 2008 news release stated that the shares to be issued for debt would be at $0.10 per share, the board of directors subsequently concluded the shares should be issued at the same price per share as the units in the private placement which was also announced in the December 12 news release, namely $0.09 per share. The private placement closed on December 31, 2008.

The shares to be issued pursuant to the debt settlement agreements with Mr. McCarroll and Mr. Wheeler will be subject to regulatory approval and a four month hold period from the date of issuance, in accordance with the policies of the TSX Venture Exchange and applicable securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Century Energy Ltd.

Century Energy Ltd. is a junior oil and gas exploration company actively pursuing resource opportunities in North America.

FOR FURTHER INFORMATION:

Jimmy McCarroll
President, Century Energy Ltd.
Telephone: (713) 658-0161
Toll Free (U.S. Only): (877) 243-4153
www.centuryenergyltd.com

Maria Da Silva
MarketSmart Communications Inc.
Telephone: (604) 261-4466
Toll Free: (877) 261-4466
www.marketsmart.ca

The TSX Venture does not accept responsibility for the adequacy or accuracy of this release. In addition, this release is not for distribution to U.S. Newswire Services or for dissemination in the United States.

CENTURY ENERGY LTD.

NOTICE OF ANNUAL MEETING TO BE HELD ON THURSDAY, MARCH 26, 2009

To Holders of Common Shares:

The Annual Meeting (the "**Meeting**") of the shareholders of Century Energy Ltd. (the "**Company**") will be held on Thursday, March 26, 2009 at at the offices of Cavendish Investing Ltd. located at Suite 4615 Canterra Tower, 400 - 3rd Ave. SW Calgary, Alberta, Calgary, Alberta at 3:00 pm (Calgary time) for the following purposes:

1. to receive the audited financial statements of the Company for the fiscal year ended August 31, 2008, the report of the auditors thereon and the unaudited financial statements of the Company for the three month interim period ended November 30, 2008;

2. to fix the number of directors to be elected at the Meeting at five members;

3. to elect directors for the ensuing year;

4. to appoint the auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor;

5. to approve, with or without modification, the ordinary resolution approving the amended rolling 10 percent stock option plan of the Company for the ensuing year; and

6. to transact any other business that may properly come before the Meeting or any adjournment thereof.

The board of directors has fixed the close of business on Friday, February 20, 2009 as the record date for determining holders of Common Shares who are entitled to vote at the Meeting.

Holders of Common Shares who are unable to be present at the Meeting are requested to date, execute and return the accompanying form of proxy to the Company's registrar and transfer agent, Olympia Trust Company, by mail at 2300, 125 – 9th Avenue SE, Calgary, Alberta, T2G 0P6, or by fax at (403) 265-1455 prior to 3:00 pm, Calgary time, on Wednesday, Tuesday, March 24, 2009, being at least forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

DATED at Calgary, Alberta, this 20th day of February, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

signed *"Jimmy McCarroll"*

Jimmy McCarroll
President and CEO

CENTURY ENERGY LTD.

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON THURSDAY, MARCH 26, 2009

NOTICE OF MEETING
AND MANAGEMENT PROXY AND INFORMATION CIRCULAR

THIS NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF CENTURY ENERGY LTD. OF PROXIES TO BE VOTED AT THE ANNUAL MEETING OF SHAREHOLDERS OF CENTURY ENERGY LTD. TO BE HELD ON THURSDAY, MARCH 26, 2009.

TO BE HELD AT:

Suite 4615 Canterra Tower, 400 - 3rd Ave. SW
Calgary, Alberta

At 3:00 pm

Dated: February 20, 2009

CENTURY ENERGY LTD.

NOTICE OF ANNUAL MEETING TO BE HELD ON THURSDAY, MARCH 26, 2009

To Holders of Common Shares:

The Annual Meeting (the "**Meeting**") of the shareholders of Century Energy Ltd. (the "**Company**") will be held on Thursday, March 26, 2009 at at the offices of Cavendish Investing Ltd. located at Suite 4615 Canterra Tower, 400 - 3rd Ave. SW Calgary, Alberta, Calgary, Alberta at 3:00 pm (Calgary time) for the following purposes:

1. to receive the audited financial statements of the Company for the fiscal year ended August 31, 2008, the report of the auditors thereon and the unaudited financial statements of the Company for the three month interim period ended November 30, 2008;

2. to fix the number of directors to be elected at the Meeting at five members;

3. to elect directors for the ensuing year;

4. to appoint the auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor;

5. to approve, with or without modification, the ordinary resolution approving the amended rolling 10 percent stock option plan of the Company for the ensuing year; and

6. to transact any other business that may properly come before the Meeting or any adjournment thereof.

The board of directors has fixed the close of business on Friday, February 20, 2009 as the record date for determining holders of Common Shares who are entitled to vote at the Meeting.

Holders of Common Shares who are unable to be present at the Meeting are requested to date, execute and return the accompanying form of proxy to the Company's registrar and transfer agent, Olympia Trust Company, by mail at 2300, 125 – 9th Avenue SE, Calgary, Alberta, T2G 0P6, or by fax at (403) 265-1455 prior to 3:00 pm, Calgary time, on Wednesday, Tuesday, March 24, 2009, being at least forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

DATED at Calgary, Alberta, this 20th day of February, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

signed *"Jimmy McCarroll"*

Jimmy McCarroll
President and CEO

CENTUY ENERGY LTD.
MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

THIS MANAGEMENT INFORMATION CIRCULAR ("MANAGEMENT INFORMATION CIRCULAR") IS PROVIDED IN CONNECTION WITH THE SOLICITATION BY MANAGEMENT OF CENTURY ENERGY LTD. (THE "COMPANY") of proxies from the holders of Common Shares (the "**Common Shares**") for the annual meeting of the shareholders of the Company (the "**Meeting**") to be held on Thursday, March 26, 2009 at 3:00 pm (Calgary time) at the offices of Cavendish Investing Ltd. located at Suite 4615 Canterra Tower, 400 - 3rd Ave. SW, Calgary, Alberta, or at any adjournment thereof for the purposes set out in the accompanying notice of meeting (the "**Notice of Meeting**").

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or other proxy solicitation services. In accordance with National Instrument 54-101, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Shares (as defined below) held of record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs thereof will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named (the "Management Designees") in the enclosed instrument of proxy ("Instrument of Proxy") have been selected by the directors of the Company and have indicated their willingness to represent as proxy the shareholder who appoints them. A shareholder has the right to designate a person (whom need not be a shareholder) other than the Management Designees to represent him or her at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the Instrument of Proxy the name of the person to be designated and by deleting therefrom the names of the Management Designees, or by completing another proper form of proxy and delivering the same to the transfer agent of the Company. Such shareholder should notify the nominee of the appointment, obtain the nominee's consent to act as proxy and should provide instructions on how the shareholder's shares are to be voted. The nominee should bring personal identification with him to the Meeting. In any case, the form of proxy should be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the proxy form). In addition, a proxy may be revoked by a shareholder personally attending at the Meeting and voting his shares.

A form of proxy will not be valid for the Meeting or any adjournment thereof unless it is completed and delivered to the Company's transfer agent, Olympia Trust Company, Suite 2300, 125 - 9th Avenue SE, Calgary, Alberta T2G 0P6, or by fax at (403) 265-1455 prior to 3:00 p.m., Calgary time, on Tuesday, March 24, 2009, being at least forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

A shareholder who has given a proxy may revoke it as to any matter upon which a vote has not already been cast pursuant to the authority conferred by the proxy. In addition to revocation in any other manner permitted by law, a proxy may be revoked by depositing an instrument in writing executed by the shareholder or by his authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized, either at the registered office of the Company or with Olympia Trust Company, Suite 2300, 125 - 9th Avenue SE, Calgary, Alberta, T2G 0P6, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof at which the proxy is to be used, or by depositing the instrument in writing with the Chairman of such Meeting on the day of the Meeting, or any adjournment thereof. In addition, a proxy may be revoked by the shareholder personally attending the Meeting and voting his shares.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold Common Shares in their own name. Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name (referred to in the Management Information Circular as "**Beneficial Shareholders**") should note that only proxies deposited by shareholders who appear on the records maintained by the Company's registrar and transfer agent as registered holders of Common Shares will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Common Shares will, in all likelihood, *not* be registered in the shareholder's name. Such Common Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks). Common Shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. **Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.**

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the Instrument of Proxy provided directly to registered shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("**Broadridge**") in Canada. Broadridge typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the Internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction forms must be returned to Broadridge (or instructions respecting the voting of Common Shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. **Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker.**

All reference to shareholders in this Management Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

VOTING OF PROXIES

Each shareholder may instruct his proxy how to vote his Common Shares by completing the blanks on the Instrument of Proxy. All Common Shares represented at the Meeting by properly executed proxies will be voted or withheld from voting (including the voting on any ballot), and where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the Common Shares represented by the proxy will be voted in accordance with such specification. **In the absence of any such specification as to voting on the Instrument of Proxy, the Management Designees, if named as proxy, will vote in favour of the matters set out therein. In the absence of any specification as to voting on any other form of proxy, the Common Shares represented by such form of proxy will be voted in favour of the matters set out therein.**

The enclosed Instrument of Proxy confers discretionary authority upon the Management Designees, or other persons named as proxy, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. As of the date hereof, the Company is not aware of any amendments to, variations of or other matters that may come before the Meeting. In the event that other matters come before the Meeting, then the Management Designees intend to vote in accordance with the judgment of management of the Company.

QUORUM

Pursuant to the by-laws of the Company, two (2) persons present and each holding or representing by proxy at least one (1) issued share of the Corporation shall be a quorum at any meeting of shareholders for the election of a chairman of the meeting and for the adjournment of the meeting to a fixed time and place but not for the transaction of any other business, for all other purposes two (2) persons present and holding or representing by proxy one-twentieth of the shares entitled to vote at the meeting shall be a quorum. If a quorum is present at the opening of the meeting of shareholders, the shareholders present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Common Shares. As at the effective date of this Management Information Circular (the "**Effective Date**"), which is February 20, 2009, the Company has 25,549,745 Common Shares issued and outstanding. The Common Shares are the only shares entitled to be voted at the Meeting, and holders of Common Shares are entitled to one vote for each Common Share held.

Holders of Common Shares of record at the close of business on February 20, 2009 (the "**Record Date**") are entitled to vote such Common Shares at the Meeting on the basis of one vote for each Common Share held except to the extent that, (a) the holder has transferred the ownership of any of his Common Shares after the Record Date, and (b) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he owns the Common Shares, and demands not later than (10) days before the day of the Meeting that his name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote his Common Shares at the Meeting.

To the knowledge of the directors and the executive officers of the Company, as at the Effective Date, no person or company beneficially owns, directly or indirectly, or controls or directs, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Company.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all annual and long-term compensation for services in all capacities to the Company and its subsidiaries in respect of individual(s) who were acting as, or were acting in a capacity similar to, a chief executive officer or chief financial officer and the three most highly compensated executive officers whose total salary and bonus exceeded $150,000 per annum (the "**Named Executive Officers**").

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-term Compensation			
					Awards		Payouts	
Name and Principal Position	Year Ended August 31	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/SARS[1] Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP[2] Payouts ($)	All Other Compensation ($)
Jimmy McCarroll President & CEO	2008	Nil	Nil	$30,000[3]	181,000[4]	Nil	Nil	Nil
	2007	Nil	Nil	$30,000[3]	485,427[5]	Nil	Nil	Nil
	2006	Nil	Nil	$30,000[3]	Nil	Nil	Nil	Nil
M. Jane Costello[5] CFO	2008	Nil	Nil	$8,625[6]	Nil	Nil	Nil	Nil
	2007	Nil	Nil	$8,900[6]	50,000[5]	Nil	Nil	Nil
	2006	Nil	Nil	$6,880[6]	Nil	Nil	Nil	Nil

Notes:

(1) "**SAR**" or "**Stock Appreciation Right**" means a right, granted by the Company or its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

(2) "**LTIP**" or "**Long-term Incentive Plan**" means a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIP's do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

(3) This compensation relates to fees paid or accrued for management services rendered by Century Natural Gas, a private company fully owned by Mr. McCarroll.

(4) These options were granted on June 12, 2008 at an exercise price of $0.20 per share and are exercisable on or before June 12, 2013.

(5) These options were granted on July 23, 2007 at an exercise price of $0.10 per share and are exercisable on or before July 23, 2012.

(6) Ms. Costello was appointed Chief Financial Officer on May 15, 2006. She is paid on an hourly basis for work on behalf of the Company.

Compensation of Directors

The Company currently has five (5) directors, one (1) of whom is also an executive officer. Other than as set out above, in the most recently completed financial year, the Company paid no cash compensation (including salaries, director's fees, commissions, bonuses paid for services rendered, bonuses paid for services rendered in a previous year and any compensation other than bonuses earned by the directors for services rendered) to the directors for services rendered in their capacity as directors other than reimbursement of reasonable expenses.

Directors are also able to participate in the Company's stock option plan. During the most recently completed financial year, the Company granted 386,000 options to purchase Common Shares to current directors of the Company; these options were granted with an exercise price of $0.20 and an expiry date of June 12, 2013.

Named Executive Officers of the Company who also act as directors of the Company do not receive any additional compensation for services rendered in such capacity, other than as paid by the Company to such Named Executive Officers in their capacity as executive officers. See *"EXECUTIVE COMPENSATION – Summary Compensation Table"*.

Stock Options and Stock Option Plan

General

For a description of the stock option plan of the Company (the "**Plan**") see *"PARTICULARS OF MATTERS TO BE ACTED UPON – Approval of Stock Option Plan".*

Options Granted During the Most Recently Completed Financial Year

The following table provides a summary of the stock options granted to the Named Executive Officers during the twelve month period ended August 31, 2008.

Name	No. of Options	Per cent of Total Options Granted in Financial Year[1]	Exercise Price	Expiry Date	Market Price as at Date of Grant
Jimmy McCarroll	181,000	46.98%	$0.20	June 12, 2013	$0.155
M. Jane Costello	Nil	N/A	N/A	N/A	N/A

Note:
(1) The total number of options granted during the twelve-month period ended August 31, 2008 was 386,000.

Option Exercises and Year-end Option Values

The following table sets forth details of the value of unexercised options on an aggregated basis held by the Named Executive Officers as of the most recent financial year end.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at the Financial Year-end (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-end[1] Exercisable/Unexercisable
Jimmy McCarroll	Nil	Nil	674,823 / 342,808	Nil / Nil
M. Jane Costello	Nil	Nil	33,332 / 16,668	Nil / Nil

Note:
(1) Aggregate value of unexercised in-the-money options is calculated using the closing price of Common Shares on the TSX Venture Exchange on the last day the Common Shares traded prior to the most recent financial year-end, being August 29, 2008 ($0.08), less the exercise price of in-the-money stock options multiplied by the number of options.

Long-term Incentive Plans – Awards in Most Recently Completed Financial Year

Long term incentive plan ("LTIP") means "a plan providing compensation intended to motivate performance over a period greater than one financial year". LTIP's do not include option or stock option appreciation rights ("SARs") plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Stock Appreciation Rights and Restricted Shares

No stock appreciation rights or restricted shares were granted by the Company to, or exercised by, a Named Executive Officer of the Company. Furthermore, no stock appreciation rights have been exercised.

Stock Option and SAR Repricing

The Company did not make any downward repricing of stock options or stock appreciation rights held by Named Executive Officers in its most recently completed financial year.

Pension and Retirement Plans and Payments Made Upon Termination of Employment

The Company does not have in place any pension or retirement plan. The Company has not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person who now acts or has previously acted as a Named Executive Officer of the Company, in connection with or related to the retirement, termination or resignation of such person and the Company has provided no compensation to such persons as a result of a change of control of the Company, its subsidiaries or affiliates. The Company is not party to any compensation plan or arrangement with Named Executive Officers resulting from the resignation, retirement or the termination of employment of such person.

Employment Contracts

There is no written employment contract between the Company and any Named Executive Officer.

Other Compensation

Other than as set forth herein, the Company did not pay any other compensation to executive officers or directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full-time employees) during the last completed financial year other than benefits and perquisites which did not amount to $50,000 and 10 percent of the total of the annual salary and bonus of the executive officer or director for the financial year or greater per individual.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth securities of the Company that are authorized for issuance under equity compensation plans as at the end of the Company's most recently completed financial year.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for issuance under equity compensation plans (excluding outstanding securities reflected in Column 1)
Equity compensation plans approved by securityholders	1,576,473	$0.16	899,766 [1]
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	1,576,473	$0.16	899,766

Note:

(1) The aggregate number of Common Shares that may be reserved for issuance under the Plan shall not exceed 10% of the issued and outstanding shares of the Company. At the year ended August 31, 2008, the number of issued and outstanding Common Shares was 24,762,395.

MANAGEMENT CONTRACTS

Other than as set forth herein, during the most recently completed financial year, no management functions of the Company were to any substantial degree performed by a person or company other than the directors or executive officers (or private companies controlled by them, either directly or indirectly) of the Company.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No director, executive officer, former director, or employee of the Company or its subsidiaries nor any of their associates or affiliates, is, or has been at any time since the beginning of the last completed financial year, indebted to the Company or its subsidiaries nor has any such person been indebted to

any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Company.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The Company is not aware of any material interests, direct or indirect, of any director or executive officer, proposed nominee for election as a director or any shareholder holding more than 10% of the voting rights attached to the Common Shares or any associate or affiliate of any of the foregoing in any transaction in the preceding financial year or any proposed or ongoing transaction of the Company which has or will materially affect the Company other than as set out herein:

Legal fees of $56,942 were paid or accrued to a law firm in which Cory Kent, a director and officer of the Company, is a partner for legal services rendered to the Company.

On July 17, 2008 the Company completed a private placement for 1,809,092 units (the "Units"), each Unit consisting of one flow through Common Share and one common share purchase warrant (the "Warrants"), at a price of $0.11 per Unit. Each Warrant is exercisable to purchase one further Common Share on or before July 17, 2010, at $0.18 per Common Share. Cavendish Investing Ltd. participated in this transaction for an aggregate of 454,546 Units. Richard A.N. Bonnycastle, a director of the Company is a major shareholder of Cavendish Investing Ltd.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, no director or executive officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the Board of Directors, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board of Directors and who are charged with the day to day management of the Company. The Board of Directors is committed to sound corporate governance practices, which are both in the interest of its shareholders and contribute to effective and efficient decision-making.

Pursuant to National Instrument 58-101 *Disclosure of Corporate Governance Practices* ("NI 58-101") which came into effect for financial years ending on or after June 30, 2005, the Company is required to disclose its corporate governance practices, as summarized below.

1. Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company's Board of Directors, be reasonably expected to interfere with the exercise of a director's independent judgment or which is deemed to be a material relationship under NI 52-110.

The independent members of the Board of Directors of the Company are Richard A.N. Bonnycastle and Douglas N. Baker. The non-independent directors are Charles B. Wheeler (Chairman of the Board), Jimmy M. McCarroll (President and Chief Executive Officer) and Cory H. Kent (Secretary).

A majority of the Board is not independent.

2. Directorships

The following directors of the Company are directors or officers of other reporting issuers:

Director	Other Reporting Issuer
Jimmy M. McCarroll	None
Charles B. Wheeler	None
Richard A.N. Bonnycastle	Profound Energy Inc. (formerly known as Cork Exploration Inc.) (TSX) Twoco Petroleums Ltd. (TSXV) Pacific Iron Ore Corporation (TSXV)
Douglas N. Baker	Orleans Energy Ltd. (TSXV) Winstar Resources Ltd. (TSX) True Energy Trust (TSX)
Cory H. Kent	Starcore International Mines Ltd. (TSX) PhotoChannel Networks Inc. (TSXV) Tyhee Development Corp. (TSX)

3. Orientation and Continuing Education

When new directors are appointed, they receive orientation commensurate with their previous experience on the Company's business, industry and properties and on the responsibilities of directors.

Board meetings may also include presentations by the Company's management and employees to give the directors additional insight into the Company's business.

4. Board Terms of Reference

The Board of Directors' primary responsibility is for the stewardship of the Company and the Board of Directors' fundamental objectives are to enhance and preserve long-term shareholder value and to ensure that the Company meets its obligations on an on-going basis and operates in a reliable and safe manner. In performing its duties, the Board of Directors may also consider the legitimate interests which other stakeholders, such as employees, customers and communities, may have in the Company. In broad terms, the stewardship of the Company involves the Board of Directors in strategic planning, risk management and mitigation, senior management determination, communication planning, and internal control integrity.

The Board of Directors discharges these responsibilities directly and through delegation of specific responsibilities to committees of the Board of Directors, and officers of the Company.

The Board has adopted a Terms of Reference which is attached as Exhibit "I"

6. Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

The Board of Directors has established a Whistle Blower Policy, which details the complaint procedure for concerns about any aspect of the Company's activities and operations.

7. Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

8. Compensation

The members of the Compensation Committee are Charles B. Wheeler, Richard A.N. Bonnycastle and Douglas N. Baker. The directors of the Company are not paid an annual director's fee nor are they paid a fee to attend meetings of the Board.

9. Other Board Committees

The Board of Directors has an Audit Committee comprised of Messrs. Baker, Bonnycastle and McCarroll, a majority of whom are independent directors.

10. Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the board of directors of the Company, the only matters to be brought before the meeting are those matters set forth in the accompanying Notice of Meeting.

1. Report and Financial Statements

The board of directors of the Company has approved all of the information in the audited financial statements of the Company for the year ended August 31, 2008, the report of the auditor thereon, and the unaudited financial statements of the Company for the interim period ended November 30, 2008. Copies of the audited financial statements were previously mailed to registered shareholders of the Company and to beneficial shareholders that responded to the Company's request card pursuant to National Instrument 51-102. Copies of the unaudited financial statements of the Company for the interim period ending November 30, 2008 were previously mailed to those registered and beneficial shareholders that responded to the Company's request card pursuant to National Instrument 51-102. The financial statements are also available on the Company's SEDAR profile at www.sedar.com and will be tabled at the Meeting.

2. Fix Number of Directors to be Elected at the Meeting

Shareholders of the Company will be asked to consider and, if thought appropriate, to approve and adopt an ordinary resolution fixing the number of directors to be elected at the Meeting. In order to be effective, an ordinary resolution requires the approval of a majority of the votes cast by shareholders who vote in respect of the resolution.

At the Meeting, it will be proposed that five (5) directors be elected to hold office until the next annual meeting or until their successors are elected or appointed. **Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of the ordinary resolution fixing the number of directors to be elected at the Meeting at five (5).**

3. Election of Directors

The Articles of the Company set out that the number of directors for the Company can be a minimum of three and a maximum of eight. The Company currently has five (5) directors and all of these directors are being nominated for re-election. The following table sets forth the name of each of the persons

proposed to be nominated for election as a director, all positions and offices in the Company presently held by such nominee, the nominee's municipality of residence, principal occupation at the present, the period during which the nominee has served as a director, and the number and percentage of Common Shares of the Company that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of the Effective Date.

Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote for the election of the persons named in the following table to the board of directors. Management does not contemplate that any of such nominees will be unable to serve as directors; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, **proxies held by Management Designees will be voted for another nominee in their discretion unless the shareholder has specified in his form of proxy that his Common Shares are to be withheld from voting in the election of directors.** Each director elected will hold office until the next annual general meeting of shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the by-laws of the Company or the provisions of the *Business Corporations Act* to which the Company is subject.

Name, Municipality of Residence, Office and Date Became a Director	Present Occupation and Position Held During the Last Five Years	Number and Percentage of Common Shares Held or Controlled as at the Effective Date(1)(2)
Jimmy M. McCarroll(3) Houston, Texas, U.S.A. Director since August 10, 2001	President & CEO of the Company.	1,731,651 (6.78%)
Charles B. Wheeler(4) Miami, Florida, U.S.A Director since December 19, 2002	Chairman of the Company. Retired. Former President and CEO of Glenayr Corporation, a private family-owned company	2,450,511 (9.59%)
Richard A.N. Bonnycastle(3)(4) Calgary, Alberta Director since June 18, 2002	Chairman and President of Cavendish Investing Ltd., a private investment company.	929,456 (5) (3.64%)
Douglas N. Baker(3)(4) Calgary, Alberta Director since September 9, 2002	Retired. Vice-Chairman, Canadian Institute of Chartered Accountants	450,000 (1.76%)
Cory H. Kent North Vancouver, British Columbia Director since December 19, 2002	Lawyer with Lang Michener LLP, Barristers & Solicitors. Secretary of the Company.	55,555 (<1%)

Notes:

(1) Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the Effective Date, based upon the information furnished to the Company by the above individuals.
(2) Assumes a total of 25,549,745 Common Shares issued and outstanding as at the Effective Date.
(3) Directors who are currently members of the Company's Audit Committee.
(4) Directors who are currently members of the Company's Compensation Committee.
(5) Shares are registered in the name of Cavendish Investing Ltd. ("Cavendish"). Mr. Bonnycastle is a major shareholder of Cavendish

Cease Trade Orders or Bankruptcies

Other than as set out below, no proposed director is as at the date hereof, or has been within the last ten years of the date hereof, a director or executive officer of any company (including the Company) that, while acting in such capacity: (i) was the subject of a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or officer ceased to be a director or officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver,

receiver manager, or trustee appointed to hold its assets. No proposed director has, within ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Bonnycastle was a director of Hoodoo Hydrocarbons Ltd. (now called "Cruiser Oil & Gas Ltd.") when the Alberta Securities Commission issued a cease trade order against the company for failure to file financial statements. The company was reorganized and the cease trade order was revoked on July 22, 2005.

Audit Committee Charter and Composition

The Company is required to have an Audit Committee. The general function of the Audit Committee is to review the overall audit plan and the Company's system of internal controls, to review the results of the external audit, and to resolve any potential dispute with the Company's auditor.

The Audit Committee Charter is attached as Exhibit "II".

The following are the members of the Committee, effective as of February 20, 2008:

Douglas N. Baker	Independent(1)	Financially literate(1)
Jimmy M. McCarroll	Non-Independent	Financially literate(1)
Richard A.N. Bonnycastle	Independent(1)	Financially literate(1)

Note:
(1) As defined by National Instrument 52-110 ("**NI 52-110**").

Relevant Education and Experience

Douglas N. Baker is a retired Chartered Accountant. He has been the Chief Financial Officer of several public and private oil and gas companies for the past 20 years. He has also been extensively involved with the Institute of Chartered Accountants for Canada (currently the Vice-Chairman) and the Province of Alberta with respect to accounting education and professional examinations for several years. He has served as President of the Alberta Institute of Chartered Accountants.

Richard A.N. Bonnycastle graduated from Trinity College, Port Hope, Ontario, and the University of Manitoba with a Bachelor of Commerce in 1956. He is the Chairman and President of Cavendish Investing Ltd. He is a self-employed investor and financial consultant. He also serves on the Boards of Directors for numerous private and public companies.

Jimmy McCarroll graduated from the University of Texas in Austin, Texas in 1966 with a Bachelor of Arts. He served as Managing Partner of the McCarroll & Young Oil and Gas Exploration Funds from 1980 until the funds were sold in 2000. Mr. McCarroll was responsible for the legal and financial affairs of the funds. Mr. McCarroll has also served as a director of three public companies during his business career.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit and other fees are as follows:

Financial Year Ending	Audit Fees[1]	Audit Related Fees	Tax Fees [2]	All Other Fees
2008	$23,400	Nil	$7,195	Nil
2007	$27,713	Nil	$2,645	Nil

Notes:
(1) Audit related fees include review of interim financial statements and other related documents.
(2) Tax fees paid to the Company's auditor relate to filing T2 corporate returns and flow-through share tax filings.

Exemption

The Company is relying upon the exemption in section 6.1 of NI 52-110 in respect of the composition of its audit committee and in respect of its reporting obligations under NI 52-110 for the year ended August 31, 2008. This exemption allows a corporation to have a majority of its audit committee members to be independent rather than 100% of its members, as would otherwise be required by NI 52-110.

4. Appointment of Auditor

The shareholders will be asked to vote for the re-appointment of Davidson & Company LLP, Chartered Accountants as the auditor of the Company to hold office until the next annual meeting of the Shareholders at remuneration to be fixed by the directors. Davidson & Company LLP, Chartered Accountants was first appointed as the auditor of the Company in 1998.

Unless directed otherwise by a proxy holder, or such authority is withheld, the Management Designees, if named as proxy, intend to vote the Common Shares represented by any such proxy in favor of a resolution appointing Davidson & Company LLP, Chartered Accountants as auditor of the Company for the next ensuing year, to hold office until the close of the next annual general meeting of shareholders or until the firm of Davidson & Company LLP, Chartered Accountants is removed from office or resigns as provided by the Company's by-laws, and the Management Designees also intend to vote the Common Shares represented by any such proxy in favor of a resolution authorizing the Board of Directors to fix the compensation of the auditor.

5. Approval of Stock Option Plan

In accordance with TSX Venture Exchange policies, the Company is required to approve, adopt and ratify its 10% rolling Stock Option Plan (the "Plan") each year. The Board has determined to amend the Plan as a result of recent changes to TSX Venture Exchange policies. The amendments provide that:

a) Options may have a term of up to 10 years;

b) The Board may waive the requirement for options granted to optionees to expire 90 days following the termination of their relationship with the Company;
c) Options granted at the market price will not require a four month hold period; and
d) Options granted to persons performing investor relations services will not longer expire (unless waived by the Board) 90 days after cessation of service (instead of 30 days).

The Board believes that these amendments provide greater flexibility in granting options, and believes these amendments will generally be adopted by other TSX Venture Exchange listed companies. A copy of the Plan including these amendments is attached hereto as Exhibit "III". The aggregate number of Common Shares to be delivered upon the exercise of all stock options granted thereunder is limited to 10% of the Company's issued and outstanding Common Shares at the date of grant. In addition, the aggregate number of Common Shares that may be issued pursuant to the exercise of stock options to any one individual in a 12-month period cannot exceed 5% of the issued and outstanding Common Shares of the Company. The shareholders of the Company will be asked to consider and if thought fit, approve an ordinary resolution authorizing the continuance of the Plan. **In the absence of contrary directions, the Management Designees intend to vote proxies in the accompanying form in favour of this ordinary resolution.** The complete text of the ordinary resolution which management intends to place before the Meeting for approval, confirmation and adoption, with or without modification, is as follows:

"BE IT HEREBY RESOLVED as an ordinary resolution of the Company that:

1. **the stock option plan (the "Plan") of the Company substantially in the form attached as Exhibit "III" to the Information Circular of the Company prepared for the purpose of the Meeting be and is hereby approved, ratified and confirmed;**

2. **the form of the Plan may be amended in order to satisfy the requirements or requests of any regulatory authorities, or at the discretion of the board of directors acting in the best interests of the Company without requiring further approval of the shareholders of the Company;**

3. **all issued and outstanding stock options previously granted, including stock options previously granted pursuant to previous stock option plans, be and are continued and are hereby ratified, confirmed and approved;**

4. **the shareholders of the Company hereby expressly authorize the Board of Directors to revoke this resolution before it is acted upon without requiring further approval of the shareholders in that regard; and**

5. **any one (or more) director(s) or officer(s) of the Company be and is hereby authorized and directed, on behalf of the Company, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things (whether under corporate seal of the Company or otherwise) that may be necessary or desirable to give effect to this resolution."**

OTHER BUSINESS

While there is no other business other than that business mentioned in the Notice of Meeting to be presented for action by the shareholders at the Meeting, **it is intended that the proxies hereby solicited will be exercised upon any other matters and proposals that may properly come before the Meeting or any adjournment or adjournments thereof, in accordance with the discretion of the persons authorized to act thereunder.**

GENERAL

Unless otherwise directed, it is management's intention to vote proxies in favor of the resolutions set forth herein. All ordinary resolutions require, for the passing of the same, a simple majority of the votes cast at the Meeting by the holders of Common Shares.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information of the Company's most recently completed financial year is provided in the Company's comparative financial statements and management's discussion and analysis available on SEDAR. A shareholder may contact the Company at Suite 250, 4605 Post Oak Place Drive, Houston, Texas U.S.A., 77027, Attention: President & Chief Executive Officer, telephone no. (713) 658-0161 or fax no. (713) 222-7158, to obtain a copy of the Company's most recent financial statements and management's discussion and analysis.

BOARD APPROVAL

The contents and the sending of this Management Information Circular have been approved by the board of directors of the Company.

Dated February 20, 2009

CENTURY ENERGY LTD..
ATTACHMENT TO THE MANAGEMENT INFORMATION CIRCULAR DATED FEBRUARY 20, 2009

EXHIBIT "I"

CENTURY ENERGY LTD.
BOARD TERMS OF REFERENCE

The board of directors (the "Board") of Century Energy Ltd. (the "Corporation") is responsible for overseeing the conduct of the business of the Corporation and the activities of management, who are responsible for the day-to-day conduct of the business.

1. Composition and Operation

The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains responsibility for managing its own affairs, including selecting its chair, planning its composition and size, nominating candidates for election to the Board, constituting committees of the Board, determining director compensation, and assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities. Subject to the articles and by-laws of the Corporation and the *Business Corporations Act* (Alberta), the Board may constitute, seek the advice of, and delegate powers, duties and responsibilities to, committees of the Board.

2. Responsibilities

The Board's primary responsibility is for the stewardship of the Corporation and the Board's fundamental objectives are to enhance and preserve long-term shareholder value and to ensure that the Corporation meets its obligations on an on-going basis and operates in a reliable and safe manner. In performing its duties, the Board may also consider the legitimate interests other stakeholders, such as employees, customers and communities, may have in the Corporation. In broad terms, the stewardship of the Corporation involves the Board in strategic planning, risk management and mitigation, senior management determination, communication planning, and internal control integrity.

3. Specific Duties

The Board's specific duties, obligations and responsibilities fall into the categories outlined below.

(a) Legal Requirements

i. The Board has oversight responsibility for the Corporation's satisfaction of its legal obligations and for properly preparing, approving and maintaining the Corporation's documents and records.

ii. The Board has the statutory obligation to:

A. manage, or supervise the management of, the business and affairs of the Corporation;

B. act honestly and in good faith with a view to the best interests of the Corporation;

C. exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances; and

D. act in accordance with its obligations contained in the *Business Corporations Act* (Alberta) and the regulations thereunder, the Corporation's articles and by-laws, and other relevant legislation and regulations.

iii. The Board has the statutory obligation to consider as a board of directors, and may not delegate to management or to a committee of directors, certain matters including but not limited to the following matters:

A. submission to the shareholders of any question or matter requiring the approval of the shareholders;

B. filling a vacancy among the directors or in the office of auditor;

C. appointing additional directors;

D. issuing securities except in the manner and on the terms authorized by the Board;

E. declaring dividends;

F. purchasing, redeeming or otherwise acquiring shares issued by the Corporation, except in the manner and on the terms authorized by the Board;

G. paying a commission to any person in consideration of the person's purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for shares of the Corporation;

H. approving any management proxy circular relating to a solicitation of proxies by or on behalf of the management of the Corporation;

I. approving any take over bid circular or directors' circular;

J. approving any annual financial statements of the Corporation;

K. approving the Annual Information Form of the Corporation; and

L. adopting, amending or repealing by-laws.

(b) Independence

The Board is responsible for implementing appropriate structures and procedures to permit the Board to function independently of management.

(c) Managing Risk

The Board is responsible for understanding the principal risks of the business in which the Corporation is engaged, and reviewing whether the Corporation achieves a proper balance between risks incurred and the potential return to shareholders, and confirming that there are systems in place that effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

(d) Appointment, Training and Monitoring Senior Management

The Board is responsible for:

i. appointing the chief executive officer of the Corporation (the "CEO"), monitoring and assessing the CEO's performance, determining the CEO's compensation, and providing advice and counsel to the CEO in the execution of the CEO's duties;

ii. approving or developing the corporate objectives that the CEO is responsible for meeting and assessing the CEO against those objectives;

iii. approving the appointment of all officers of the Corporation; and

iv. confirming that adequate provision has been made for the training and development of management and for the orderly succession of management.

(e) Corporate Social Responsibility, Ethics and Integrity

The Board is responsible for:

i. satisfying itself of the integrity of the CEO and management and satisfying itself that the CEO and management create a culture of integrity throughout the organization;

(f) Reporting and Communication

The Board is responsible for:

i. verifying that the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other stakeholders and the public generally;

ii. verifying that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

iii. verifying that the Corporation's financial results are reported fairly and in accordance with generally accepted accounting principles;

iv. verifying the timely reporting of any other developments that have a significant and material effect on the value of the Corporation;

v. reporting annually to shareholders on the Board's stewardship of the affairs of the Corporation for the preceding year; and

vi. adopting measures for receiving feedback from stakeholders and ensuring appropriate disclosures of the measures are made.

(g) Financial Reporting and Management

The Board will:

i. approve annual financial statements and review and oversee compliance with applicable audit, accounting and financial reporting requirements;

ii. approve annual operating and capital budgets;

iii. approve all capital commitment which results in expenditures in excess of the approved annual capital expenditure budget for the Corporation; and

iv. satisfying itself that management has an appropriate system in place to ensure the integrity of internal control and management information systems, and reviewing the effectiveness of internal control procedures annually;

v. confirming that the Corporation has a system in place for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing

matters, including the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

vi. reviewing operating and financial performance results relative to established strategy, budgets and objectives and revising and altering its direction through management in response to changing circumstances; and

vii. approving significant changes in accounting practices or policies.

(h) Monitoring and Acting

The Board is responsible for:

i. approving and monitoring compliance with the significant policies and procedures by which the Corporation is operated;

ii. monitoring and ensuring the Corporation's compliance with environmental laws and legislation, where applicable;

iii. ensuring that the Corporation has in place appropriate programs and policies for the health and safety of its employees in the workplace;

iv. reviewing and considering for approval all material amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy;

v. taking action when the Corporation's performance falls short of its goals and objectives or when other special circumstances warrant; and

vi. approving individual director mandates that establish the expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at board meetings and advance review of meeting materials.

(i) Outside Consultants or Advisors

At the Corporation's expense, the Board may retain, when it considers it necessary or desirable, outside consultants or advisors to advise the Board independently on any matter. The Board shall have the sole authority to retain and terminate any such consultants or advisors, including sole authority to review a consultant's or advisor's fees and other retention terms.

(j) Review of the Board Terms of Reference

The Board shall assess the adequacy of these Terms of Reference annually and shall make any changes deemed necessary or appropriate.

(k) Other

The Board may perform any other activities consistent with these terms of reference, the Corporation's articles and by-laws, and any other governing laws, as the Board deems necessary or appropriate.

CENTURY ENERGY LTD..
ATTACHMENT TO THE MANAGEMENT INFORMATION CIRCULAR DATED FEBRUARY 20, 2009

EXHIBIT "II"

CENTURY ENERGY LTD.

AUDIT COMMITTEE CHARTER

1. Mandate

The audit committee will assist the board of directors (the "Board") in fulfilling its financial oversight responsibilities. The audit committee will review and consider in consultation with the auditors the financial reporting process, the system of internal control and the audit process. In performing its duties, the committee will maintain effective working relationships with the Board, management, and the external auditors. To effectively perform his or her role, each committee member must obtain an understanding of the principal responsibilities of committee membership as well and the company's business, operations and risks.

2. Composition

The Board will appoint from among their membership an audit committee after each annual general meeting of the shareholders of the Company. The audit committee will consist of a minimum of three directors. A majority of the members of the audit committee must not be officers, employees or control persons of the Company.

3. Meetings

The audit committee shall meet the number of times and at such intervals during each fiscal year as the audit committee considers necessary in order to carry out its duties. The audit committee shall meet at least annually with the Company's Chief Financial Officer and external auditors in separate executive sessions.

4. Roles and Responsibilities

The audit committee shall fulfill the following roles and discharge the following responsibilities:

4.1 External Audit

The audit committee shall be directly responsible for overseeing the work of the external auditors in preparing or issuing the auditor's report, including the resolution of disagreements between management and the external auditors regarding financial reporting and audit scope or procedures. In carrying out this duty, the audit committee shall:

(a) recommend to the Board the external auditor to be nominated by the shareholders for the purpose of preparing or issuing an auditor's report of performing other audit, review or attest services for the Company;

(b) review (by discussion and enquiry) the external auditors' proposed audit scope and approach;

(c) review the performance of the external auditors and recommend to the Board the appointment or discharge of the external auditors;

(d) review and recommend to the Board the compensation to be paid to the external

auditors; and

(e) review and confirm the independence of the external auditors by reviewing the non-audit services provided and the external auditors' assertion of their independence in accordance with professional standards.

4.2 Internal Control

The audit committee shall consider whether adequate controls are in place over annual and interim financial reporting as well as controls over assets, transactions and the creation of obligations, commitments and liabilities of the Company. In carrying out this duty, the audit committee shall:

(a) evaluate the adequacy and effectiveness of management's system of internal controls over the accounting and financial reporting system within the Company; and

(b) ensure that the external auditors discuss with the audit committee any event or matter which suggests the possibility of fraud, illegal acts or deficiencies in internal controls.

4.3 Financial Reporting

The audit committee shall review the financial statements and financial information prior to its release to the public. In carrying out this duty, the audit committee shall:

General

(a) review significant accounting and financial reporting issues, especially complex, unusual and related party transactions; and

(b) review and ensure that the accounting principles selected by management in preparing financial statements are appropriate.

Annual Financial Statements

(c) review the draft annual financial statements and provide a recommendation to the Board with respect to the approval of the financial statements;

(d) meet with management and the external auditors to review the financial statements and the results of the audit, including any difficulties encountered; and

(e) review management's discussion & analysis respecting the annual reporting period prior to its release to the public.

Interim Financial Statements

(f) review and approve the interim financial statements prior to their release to the public; and

(g) review management's discussion & analysis respecting the interim reporting period prior to its release to the public.

Release of Financial Information

(h) where reasonably possible, review and approve all public discourse, including news releases, containing financial information, prior to its release to the public.

4.4 Non-Audit Services

All non-audit services (being services other than services rendered for the audit and review of the

financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements) which are proposed to be provided by the external auditors to the Company or any subsidiary of the Company shall be subject to the prior approval of the audit committee.

Delegation of Authority

(a) The audit committee may delegate to one or more independent members of the audit committee the authority to approve non-audit services, provided any non-audit services approved in this manner must be presented to the audit committee at its next scheduled meeting.

De-Minimis Non-Audit Services

(b) The audit committee may satisfy the requirement for the pre-approval of non-audit services if:

(i) the aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Company and its subsidiaries to the external auditor during the fiscal year in which the services are provided; or

(ii) the services are brought to the attention of the audit committee and approved, prior to the completion of the audit, by the audit committee or by one or more of its members to whom authority to grant such approvals has been delegated.

Pre-Approval Policies and Procedures

(c) The audit committee may also satisfy the requirement for the pre-approval of non-audit services by adopting specific policies and procedures for the engagement of non-audit services, if:

(i) the pre-approval policies and procedures are detailed as to the particular services;

(ii) the audit committee is informed of each non-audit service; and

(iii) the procedures do not include delegation of the audit committee's responsibilities to management.

4.5 Other Responsibilities

The audit committee shall:

(a) establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters;

(b) establish procedures for the confidential, anonymous submission by employees of the company of concerns regarding questionable accounting or auditing matters;

(c) ensure that significant findings and recommendations made by management and external auditor are received and discussed on a timely basis;

(d) review the policies and procedures in effect for considering officers' expenses and perquisites;

(e) perform other oversight functions as requested by the Board; and

(f) review and update this Charter and receive approval of changes to this Charter from the Board.

4.6 Reporting Responsibilities

The audit committee shall regularly update the Board about committee activities and make appropriate recommendations.

5. Resources and Authority of the Audit Committee

The audit committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to

(a) engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b) set and pay the compensation for any advisors employed by the audit committee; and

(c) communicate directly with the internal and external auditors.

CENTURY ENERGY LTD.
ATTACHMENT TO THE MANAGEMENT INFORMATION CIRCULAR DATED FEBRUARY 20, 2009

EXHIBIT "III"

CENTURY ENERGY LTD.

STOCK OPTION PLAN

PART 1
GENERAL PROVISIONS

Interpretation

1.1. For the purposes of this Plan, the following terms shall have the following meanings:

a) "**Affiliate**" means any corporation that is an affiliate of the Corporation within the meaning set forth in the policies of the Exchange, as amended from time to time;

b) "**Board**" means the Board of Directors of the Corporation;

c) "**Common Shares**" means the common shares of the Corporation;

d) "**Consultant**" means an individual who:

i. is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Corporation or to an Affiliate of the Corporation, other than services provided in relation to a distribution of securities of the Corporation;

ii. provides the services under a written contract between the Corporation or the Affiliate and the individual or Consultant Company;

iii. in the opinion of the Corporation, spends or will spend a significant amount of time and attention on the business and affairs of the Corporation or an Affiliate;

iv. has a relationship with the Corporation or an Affiliate that enables the Consultant to be knowledgeable about the business and affairs of the Corporation; and

v. includes a Consultant Company or a Consultant Partnership.

e) "**Consultant Company**" means, for an individual Consultant, a company of which the individual consultant is an employee or shareholder;

f) "**Consultant Partnership**" means, for an individual Consultant, a partnership of which the individual Consultant is an employee or partner;

g) "**Corporation**" means Century Energy Ltd.;

h) "**Disinterested Shareholders**" means all of the Shareholders of the Corporation except Insiders of the Corporation who are Eligible Persons, and such Insiders' associates;

i) **"Director"** means a director of the Corporation or Affiliate, and includes an issuer all of the voting securities of which are owned by one or more Officers, Directors or employees of the Corporation or an Affiliate;

j) **"Eligible Person"** means, subject to all applicable laws, any employee, Officer, Director, Management Company Employee or Consultant of the Corporation or of any Affiliate;

k) **"Employee"** means,

   i. an individual who is considered an employee under the Income Tax Act (i.e. for whom income tax employment insurance and CPP deductions must be made at source);

   ii. an individual who works full-time for the Corporation providing services normally provided by an employee and who is subject to the same control and direction by the Corporation over the details and methods of work as an employee of the Corporation, but for whom income tax deductions are not made at source; or

   iii. an individual who works for the Corporation on a continuing and regular basis for a minimum amount of time per week providing services normally proved by an employee and who is subject to the same control and direction by the Corporation over the details and methods of work as an employee of the Corporation, but for whom income tax deductions are not made at source; and

   iv. includes an issuer all of the voting securities of which are owned by one or; more Officers, Directors or employees of the Corporation or an Affiliate;

l) "**Exchange**" means the TSX Venture Exchange;

m) **"Insider"** means an insider as defined under the policies of the Exchange, as amended from time to time;

n) **"Management Company Employee"** means, an individual employed by a person providing management services to the Corporation, which are required for the ongoing successful operation of the business enterprise of the Corporation, but excluding a person engaged in investor relations activities;

o) **"Market Price"** means the closing price of the Common Shares on the Exchange immediately preceding the day on which the Board grants and provides notice to the Exchange of the Option(s);

p) **"Officer"** means an officer of the Corporation, or an Affiliate and includes an issuer all of the voting securities of which are owned by one or more Officers, Directors or employees of the Corporation or an Affiliate;

q) **"Option"** means a non-transferable or non-assignable option to purchase Common Shares granted to an Eligible Person pursuant to the terms of the Plan;

r) **"Participant"** means Eligible Persons to whom Options have been granted;

s) **"Plan"** means this Incentive Stock Option Plan - 2003 of the Corporation;

t) **"Share Compensation Arrangement"** means any stock option, stock option plan, employee stock purchase plan or other compensation or incentive mechanism

involving the issuance or potential issuance of Common Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

u) **"Subsidiary"** means any company that is a subsidiary of the Corporation as defined under section 1(1) of the Securities Act (British Columbia); and

v) **"Termination Date"** means the date on which a Participant ceases to be an Eligible Person.

In this Plan, words imparting the singular number only shall include the plural and vice versa and words imparting the masculine shall include the feminine.

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

Purpose

1.2. The purpose of this Plan is to advance the interests of the Corporation by:

a) providing Eligible Persons with additional incentive;

b) encouraging stock ownership by such Eligible Persons;

c) increasing the proprietary interest of Eligible Persons in the success of the Corporation;

d) encouraging Eligible Persons to remain with the Corporation or its Affiliates; and

e) attracting new directors, employees and officers.

Administration

1.3. a) The Plan shall be administered by the Board or a committee of the Board duly appointed for this purpose by the Board and consisting of not less than 3 directors. If a committee is appointed for this purpose, the committee's authority shall be limited to recommending Option grants, and the terms and conditions of such grants, to the Board. The Board shall retain all authority to approve, reject, or change Option grants recommended by the committee, or to make Option grants without the recommendation of the committee.

b) Subject to the limitations of the Plan, the Board shall have the authority to:

i. grant Options to purchase Common Shares to Eligible Persons;

ii. determine the terms, limitations, restrictions and conditions respecting such grants;

iii. interpret the Plan and adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable; and

iv. make all other determinations and take all other actions in connection with the implementation and administration of the Plan including without limitation for the purpose of ensuring compliance with 1.10 hereof as it may deem necessary or advisable.

c) The Board's guidelines, rules, regulations, interpretations and determinations shall be conclusive and binding upon the Corporation and all other persons.

Shares Reserved

1.4. a) The aggregate number of Common Shares to be reserved for exercise of all options granted under the Plan and any other Share Compensation Arrangement shall not exceed 10% of the Common Shares outstanding at the time of the grant (on a non-diluted basis). No fractional shares shall be issued and the Board may determine the manner in which fractional share values shall be treated.

b) The maximum number of Common Shares which may be reserved for issuance to any one person under the Plan shall be 5% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to such person under any other option to purchase Common Shares from treasury granted as a compensation or incentive mechanism.

c) If there is a change in the outstanding Common Shares by reason of any stock dividend or split, recapitalization, amalgamation, consolidation, combination or exchange of shares, or other corporate change, the Board shall make, subject to the prior approval of the relevant stock exchange(s), appropriate substitution or adjustment in:

i. the number or kind of shares or other securities reserved for issuance pursuant to the Plan; and

ii. the number and kind of shares subject to unexercised Options theretofore granted and in the option price of such shares; provided however that no substitution or adjustment shall obligate the Corporation to issue or sell fractional shares. If the Corporation is reorganized, amalgamated with another corporation, or consolidated, the Board shall make such provision for the protection of the rights of Participants as the Board in its discretion deems appropriate.

d) The Corporation shall at all times during the term of the Plan reserve and keep available such number of shares as will be sufficient to satisfy the requirements of the Plan.

Limits with respect to Insiders

1.5. a) The maximum number of Common Shares which may be reserved for issuance to Insiders under the Plan shall be 10% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to Insiders under any other Share Compensation Arrangement.

b) The maximum number of Common Shares which may be issued to Insiders under the Plan within a one year period shall be 10% of the Common Shares outstanding at the time of the issuance (on a non-diluted basis), excluding Common Shares issued under the Plan or any other Share Compensation Arrangement over the preceding one year period. The maximum number of Common Shares which may be issued to any one Insider and such Insider's associates under the Plan within a one year period shall be 5% of the Common Shares outstanding at the time of the issuance (on a non-diluted basis), excluding Common Shares issued to such Insider under the Plan or any other Share Compensation Arrangement over the preceding one year period.

c) Any entitlement to acquire Common Shares granted pursuant to the Plan or any other Share Compensation Arrangement prior to the grantee becoming an Insider shall be excluded for the purposes of the limits set out in (a) and (b) above.

Limits with respect to Consultants

1.6. The number of options granted to any one Consultant in a 12 month period under the Plan shall not exceed 2% of the outstanding Common Shares at the time of grant, less the aggregate number of Common Shares reserved for issuance to Consultants pursuant to any other Share Compensation arrangement, unless the consent of the Exchange is first obtained.

Limits with respect to Persons involved in Investor Relations Activities

1.7. The aggregate number of options granted under the Plan to persons involved in investor relations activities in any 12-month period shall not exceed 2% of the outstanding Common Shares at the time of grant, less the aggregate number of Common Shares reserved for issuance to such persons under any other Share Compensation Arrangement, unless the consent of Exchange is first obtained.

Non-Exclusivity

1.8. Nothing contained herein shall prevent the Board from adopting other or additional Share Compensation Arrangements, subject to any required approvals.

Amendment and Termination

1.9. The Board may amend, suspend or terminate the Plan or any portion thereof at any time in accordance with applicable legislation and subject to any required approval. No such amendment, suspension or termination shall alter or impair any Options or any rights pursuant thereto granted previously to any Participant without the consent of such Participant. If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force at the time of the Plan shall continue in effect during such time as an Option or any rights pursuant thereto remain outstanding. Any amendment to the Plan shall be subject to the approval of the Exchange. In addition, any amendment to the Plan which amends the provisions of 1.5 to increase the percentage of Common Shares issuable to or reserved for issue to Insiders shall be subject to the approval of the Disinterested Shareholders.

Compliance with Legislation

1.10. The Plan, the grant and exercise of Options hereunder and the Corporation's obligation to sell and deliver Common Shares upon exercise of Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange(s) on which the Common Shares are listed for trading and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Corporation, be required. The Corporation shall not be obligated by any provision of the Plan or the grant of any Option hereunder to issue or sell Common Shares in violation of such laws, rules and regulations or any condition of such approvals. No Option shall be granted and no Common Shares issued or sold hereunder where such grant, issue or sale would require legislation of the Plan or of Common Shares under the securities laws of any foreign jurisdiction and any purported grant of any Option or issue or sale of Common Shares hereunder in violation of this provision shall be void. In addition, the Corporation shall have no obligation to issue any Common Shares pursuant to the Plan unless such Common Shares shall have been duly listed, upon official notice of issuance, with all stock exchanges on which the Common Shares are listed for trading. Common Shares issued and sold to Participants pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws.

Representation

1.11. The Corporation represents that any Employee, Consultant or Management Company Employee who is granted an Option or Options is a bona fide Employee, Consultant or Management Company Employee, as the case may be, of the Corporation or an Affiliate.

Effective Date

1.12. The Plan shall be subject to the approval of any relevant regulatory authority whose approval is required. Any Options granted under the Plan prior to such approvals and acceptances shall be conditional upon such approvals and acceptances being given and no such Options may be exercised unless such approvals and acceptance is given.

PART 2
OPTIONS

Grants

2.1 Subject to the provisions of the Plan, the Board shall have the authority to determine the limitations, restrictions and conditions, if any, in addition to those set forth in Section 2.3**Error! Reference source not found.** hereof, applicable to the exercise of an Option, including without limitation, the nature and duration of the restrictions, if any, to be imposed upon the sale or other disposition of Common Shares acquired upon exercise of the Option, and the nature of the events, if any, and the duration of the period in which any Participant's rights in respect of Common Shares acquired upon exercise of an Option may be forfeited. An Eligible Person may receive Options on more than one occasion under the Plan and may receive separate Options on any one occasion.

Option Price

2.2 a) Subject to a minimum price of $0.10 per share, the option price shall not be less than the Market Price less the discount to the Market Price permitted by the Exchange.

b) If the options are granted within ninety days of a public distribution, then the option price shall not be less than the greater of the price calculated in 2.2(a) or the price per share paid by the public investors pursuant to the public distribution. The ninety day period will commence on the day a receipt is issued for the (final) prospectus.

c) The option price shall be subject to adjustment in accordance with the provisions of 1.4 hereof.

Exercise of Options

2.3 a) Options granted must be exercised no later than 10 years after the date of grant or such lesser period as the regulations made pursuant to the Plan may require.

b) Options shall not be transferable by the Participants otherwise than by will or the laws of descent and distribution, and shall be exercisable during the lifetime of a Participant only by the Participant and after death only by the Participant's legal representative (subject to the limitation that Options may not be exercised later than 10 years from their date of grant).

c) Except as otherwise determined by the Board and subject to the limitation that Options may not be exercised later than 10 years from their date of grant:

i. if a Participant ceases to be an Eligible Person for any reason whatsoever other than death, each Option held by the Participant other than a Participant

who is involved in investor relations activities will cease to be exercisable 90 days after the Termination Date. For Participants involved in investor relations activities, Options shall cease to be exercisable 30 days after the Termination Date. If any portion of an Option is not vested by the Termination Date, that portion of the Option may not under any circumstances be exercised by the Participant. Without limitation, and for greater certainty only, this provision will apply regardless of whether the Participant was dismissed with or without cause and regardless of whether the Participant received compensation in respect of dismissal or was entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to vest with the Participant;

ii. if a Participant dies the legal representative of the Participant may exercise the Participant's Options within one year after the date of the Participant's death, but only to the extent the Options were by their term exercisable on the date of death.

d) Subject to the provisions of this 2.3(d), the Board shall determine the manner in which Options shall vest and become exercisable. Options granted to Consultants providing investor relations services shall vest at a minimum over a period of 12 months with no more than 1/4 of such Options vesting in any 3 month period. All other Options shall vest at a minimum over an 18 month period, with no more than 1/6 of the Options vesting in any 3 month period. The Board may impose such other restrictions or limitations or requirements upon the exercise of Option as the Board, in its absolute discretion, may determine on the date of grant.

e) Each Option shall be confirmed by an option agreement executed by the Corporation and by the Participant.

f) The option agreement referred to in 2.3(e) in respect of an Option which has an exercise price which is less than the Market Price at the date of the grant, shall bear the following legend:

> "Without the prior written approval of the Exchange and compliance with all applicable securities legislation, the securities represented by this certificate and any securities issued upon the exercise hereof may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until [the date which is the date following the fourth month after the grant of the Option]."

g) The exercise price of each Common Share purchased under an Option shall be paid in full in cash or by bank draft or certified cheque at the time of such exercise, and upon receipt of payment in full, but subject to the terms of the Plan, the number of Common Shares in respect of which the Option is exercised shall be duly issued as fully paid and non-assessable.

h) Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Secretary of the Corporation specifying the number of Common Shares with respect to which the Option is being exercised and accompanied by payment in full of the Option Price of the Common Shares to be purchased. Certificates for such Common Shares shall be issued and delivered to the Optionee within a reasonable period of time following the receipt of such notice and payment.

i) Notwithstanding any of the provisions contained in the Plan or in any Option, the Corporation's obligation to issue Common Shares to a Participant pursuant to the exercise of an Option shall be subject to:

i. completion of such registration or other qualification of such Common Shares or obtaining approval of such governmental or regulatory authority as counsel to the Corporation shall reasonably determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

ii. admission of such Common Shares to listing on any stock exchange on which the Common Shares may then be listed; and

iii. the receipt from the Participant of such representations, agreements and undertakings, including as to future dealings in such Common Shares, as counsel to the Corporation reasonably determines to be necessary or advisable in order to safeguard against the violation of the laws of any jurisdiction.

j) In this connection the Corporation shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for issuance of such Common Shares in compliance with applicable laws and for the admission to listing of such Shares on any stock exchange on which the Common Shares are then listed.

Amendments to Option Grants

2.4 Subject to the policies of Exchange, the Board may amend any Option with the consent of the affected Participant. If an amendment reducing the exercise price of the Option is made to an Option held by an Insider, the amendment shall only be made effective after the approval of the Disinterested Shareholders at a general meeting of the Shareholders of the Corporation is received.

PART 3
MISCELLANEOUS PROVISIONS

3.1 The holder of an Option shall not have any rights as a shareholder of the Corporation with respect to any of the Common Shares covered by such Option until such holder shall have exercised such Option in accordance with the terms of the Plan (including tendering payment in full of the Option Price of the Common Shares in respect of which the Option is being exercised).

3.2 Nothing in the Plan or any Option shall confer upon a Participant any right to continue in the employ of the Corporation or any Affiliate or affect in any way the right of the Corporation or any Affiliate to terminate his employment at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any Affiliate to extend the employment of any Participant beyond the time which he would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any Affiliate, or beyond the time at which he would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any Affiliate.

3.3 This Plan shall be presented at each annual general meeting of the shareholders of the Corporation for approval.

-34757

CENTURY ENERGY LTD.

INSTRUMENT OF PROXY

Proxy Solicited by Management for the Annual Meeting of Century Energy Ltd. to be held on Thursday March 26, 2009

The undersigned, being a holder of Common Shares (the "Shares") of Century Energy Ltd. (the "Company"), hereby appoints **Jimmy M. McCarroll**, or failing him, **Douglas N. Baker**, or instead of either of them, ____________________, as proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote (with all the power which the undersigned would possess according to the number of votes which the undersigned would be entitled to cast if personally present) at the Annual Meeting (the "Meeting") of the Company to be held at 3:00 p.m. in the afternoon, Calgary time, on Thursday, March 26, 2009 at the offices of Cavendish Investing Ltd. located at Suite 4615 Canterra Tower, 400 - 3rd Ave. SW Calgary, Alberta and at any adjournment thereof, and at every poll which may take place in consequence thereof upon the matters that may come before the Meeting and without restricting the general authorization and power hereby given, to vote at the Meeting as specifically directed below:

1. TO VOTE FOR _______ or AGAINST _______
   fixing the number of directors to be elected at the Meeting at five (5) members;

2. TO VOTE FOR _______ or WITHHOLD FROM VOTING FOR _______
   the election as directors of the nominees proposed by management in the Management Information Circular dated February 20, 2009 (the "Circular") accompanying this form of Proxy;

3. TO VOTE FOR _______ or WITHHOLD FROM VOTING FOR _______
   the appointment of Davidson & Company LLP, Chartered Accountants, as auditors of the Corporation and the authorization of the directors to fix the remuneration of the auditors;

4. TO VOTE FOR _______ or AGAINST _______
   the ordinary resolution set out in the accompanying Management Information Circular re- approving the Corporation's rolling 10 percent Stock Option Plan for the ensuing year.

In the absence of any specification above, the said appointees shall be deemed to have been granted authority to vote the Shares represented by this Proxy in favour of the aforementioned resolutions.

A Shareholder may appoint as his proxy a person (who need not be a Shareholder) other than those named in this form of Proxy. A Shareholder wishing to appoint another person to attend and act on his behalf at the Meeting may do so by filling in the name of that person in the blank space in this proxy form following the name of the persons listed as proxy hereon or by completing another appropriate form of proxy.

A Shareholder who has submitted a proxy for the Meeting may revoke it at any time before it is voted at the Meeting.

The undersigned hereby revokes any instrument of proxy previously given and does further hereby ratify and confirm all that such proxy may do by virtue hereof.

Dated this ___ day of _____________, 2009.

____
(Signature of Shareholder)

____
(Name of Shareholder)

____
(Number of Common Shares held)

The management of the Company knows of no amendments, variation or other matters to come before the Meeting other than the matters referred to in the Notice of Annual Meeting that accompanies this Instrument of Proxy. However, if any such amendment, variation or other matter properly comes before the Meeting this proxy confers discretionary authority upon the Shareholder's proxy holder to vote on such amendment, variation or other such matter in accordance with his best judgment.

NOTES:

1. This Instrument of Proxy must be executed by the Shareholder, or the Shareholder's attorney authorized in writing. If the Shareholder is a corporation, the proxy must be executed under its corporate seal or by an officer or attorney duly authorized. Persons signing as executors, administrators, trustees, or the like, should so indicate and give their full title as such.

2. This Instrument of Proxy must be dated and signed exactly as the shares are registered. The duly completed Instrument of Proxy must be delivered to the office of Olympia Trust Company by mail at 2300, 125 – 9th Avenue SE, Calgary, Alberta, T2G 0P6, or by fax at (403) 265-1455 not less than 48 hours, excluding Saturdays, Sundays and holidays, before the time fixed for holding the Meeting or any adjournment thereof.


OLYMPIA
Trust Company

February 27, 2009

Filed Via SEDAR

British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Dear Sirs:

Subject: Century Energy Ltd. (the "Corporation")

We hereby confirm the following materials were sent by prepaid first class mail on February 26, 2009 to the registered holders of Common shares of the Corporation.

1. Notice of Meeting and Management Proxy and Information Circular dated February 20, 2009
2. Instrument of Proxy
3. 2009 NI 51-102 Request Form
4. Securityholder Account Update / Inquiry Form
5. Proxy Return Envelope

We further confirm that copies of items #1 - #3 of the above-noted materials were caused to be sent by courier on February 26, 2009 to each intermediary holding Common shares of the Corporation, who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are filing this material with you in our capacity as agent for the Corporation.

Yours truly,

OLYMPIA TRUST COMPANY

signed "Oxana Rubinstein"

Oxana Rubinstein
Corporate Administrator
Corporate & Shareholder Services
Direct Dial: (403) 668-8353

CENTURY ENERGY LTD.

FORM 51-101F3 REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE

Management of Century Energy Ltd. (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data which are estimates of proved reserves and probable reserves and related future net revenue as at August 31, 2008, estimated using forecast prices and costs.

As at August 31, 2008 the Company did not own any proved or probable reserves and therefore, we have not commissioned a report from an independent qualified reserves evaluator or qualified reserves auditor and no reserves data is presented in this report.

The board of directors of the Company has approved:

(a) the content and filing with securities regulatory authorities of Form 51-101F1; and

(b) the content and filing of this report.

Dated: March 16, 2009.

(signed) "Jimmy M. McCarroll"
President and CEO

(signed) "M. Jane Costello"
CFO

(signed) "Charles B. Wheeler"
Director

(signed) "Cory H. Kent"
Director

CENTURY ENERGY LTD.
(the "Corporation")

FORM 51-101F1
STATEMENT OF RESERVES DATA
AND OTHER OIL AND GAS INFORMATION

DATE OF STATEMENT

Information in this Statement is effective as of August 31, 2008 (the "**Effective Date**") and was prepared as of March 16, 2009.

RESERVES DATA

During the financial year ended August 31, 2008 the Corporation did not own any oil or gas reserves. During 2006, the Corporation disposed of its interest in the Hull Dome property near Houston, Texas, retaining a 0.0004% Overriding Royalty ("**ORR**"). During the year ended August 31, 2008, the Corporation received approximately $1,800 of revenue from the ORR, which is not considered material. Accordingly, this Statement does not contain information concerning Reserves Data, Pricing Assumptions, Reconciliation of Changes in Reserves or Additional Information Relating to Reserves Data required by Part 2 through Part 5 of Form 51-101F1.

OTHER OIL AND GAS INFORMATION

Oil and Gas Properties and Wells

As of the Effective Date, the Corporation did not own any important properties, plants, facilities or installations or wells.

Properties With No Attributed Reserves

As of the Effective Date the Corporation held an interest in 2100 gross acres (550 net acres) of undeveloped land in Canada. None of the properties was subject to any work commitments. None of the rights to these properties is expected to expire prior to August 31, 2009.

Forward Contracts

The Corporation is not bound by any agreement (including a transportation agreement), directly or through an aggregator, under which it may be precluded from fully realizing, or may be protected from the full effect of, future market prices for oil or gas.

Additional Information Concerning Abandonment and Reclamation Costs

As of the Effective Date the Corporation did not have any liability for abandonment and reclamation costs for surface leases, wells, facilities or pipelines.

Tax Horizon

The Corporation was not required to pay income taxes for the fiscal year ended August 31, 2008. Since the Corporation does not currently have any material income-producing operations, it cannot reasonably estimate of when income taxes may become payable.

Costs Incurred

During the fiscal year ended August 31, 2008, the Corporation spent $150,000 to acquire undeveloped lands in Canada and spent approximately $113,000 to participate in the drilling of a well in order to acquire an interest in other lands. The initial well was dry however the Corporation retained an interest in the lands. The Corporation's did not incur any development costs during the year.

Exploration and Development Activities

During the fiscal year ended August 31, 2008 the Corporation participated in one gross well (0.25 net wells) in Canada. The well was a dry hole.

The Corporation is not currently involved in any exploration activities. Under a farmout by the Corporation ("Farmor") of certain lands in Canada, the Farmee (Triaxon) is obligated to pay 100% of drilling costs to earn a 70% interest in the farmout lands. The Corporation is responsible for paying 30% of the costs of equipping any well completed for production. The first well has been completed and is currently being tested. Subject to receipt of favourable results on the initial well, the Corporation believes that there will be additional drill targets on the lands, however, the Corporation cannot currently predict future exploration or development activities on these lands.

Production Estimates

Since the Corporation does not have and during the financial year ended August 31, 2008 did not have, any reserves of oil or gas, this Statement does not contain any information on Production Estimates or Production History required by Items 6.8 and 6.9 of Form 51-101F1.

CENTURY ENERGY LTD.
4605 Post Oak Place Dr., Suite 250
Houston, Texas 77027 U.S.A.

Ph. (713) 658-0161 * Fax (713) 222-7158

-34757

Century Energy Ltd Announces Filing of Reserve Information

March 17, 2009

For Immediate Release
TSX Venture: CEY

Century Energy Ltd. ("Century") announced today that it has filed its Form 51-101F1 – Statement of Reserves Data and Other Oil and Gas Information and Form 51-101F3 – Report of Management and Directors on Oil and Gas Disclosure, under National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities, for the period ended August 31, 2008.

The filings can be accessed electronically from the SEDAR website at www.sedar.com.

About Century Energy Ltd.

Century Energy Ltd. is an oil and gas exploration company pursuing opportunities in Canada and the United States.

FOR FURTHER INFORMATION:

Jimmy McCarroll
President, Century Energy Ltd.
Telephone: (713) 658-0161
Toll Free (U.S. Only): (877) 243-4153
www.centuryenergyltd.com

Maria Da Silva
MarketSmart Communications Inc.
Telephone: (604) 261-4466
Toll Free: (877) 261-4466
www.marketsmart.ca